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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                             -----------------------

                               PENTON MEDIA, INC.
                       (NAME OF SUBJECT COMPANY -- ISSUER)
                       (NAME OF FILING PERSON -- OFFEROR)

                             -----------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
 ISSUED UNDER THE PENTON MEDIA, INC. 1998 EQUITY AND PERFORMANCE INCENTIVE PLAN
            (AS AMENDED AND RESTATED EFFECTIVE AS OF MARCH 15, 2001)
                         (TITLE OF CLASS OF SECURITIES)

                             -----------------------

                                    709668107
         (CUSIP NUMBER OF CLASS OF SECURITIES (UNDERLYING COMMON STOCK))

                             -----------------------

                                 PRESTON L. VICE
                                    SECRETARY
                               PENTON MEDIA, INC.
                            THE PENTON MEDIA BUILDING
                                 1300 E. 9TH ST.
                               CLEVELAND, OH 44114
                            TELEPHONE: (216) 696-7000
                            FACSIMILE: (216) 696-1752
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
        TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                     ---------------------------------------

                                   COPIES TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                            TELEPHONE: (216) 586-3939
                            FACSIMILE: (216) 579-0212

                            CALCULATION OF FILING FEE

      ----------------------------         ------------------------
       TRANSACTION VALUATION*                AMOUNT OF FILING FEE
      ----------------------------         ------------------------
             $ 142,814                               $13.14
      ----------------------------         ------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 918,600 shares of Penton Media, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($142,814), multiplied by (b) $92.00 per million.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:    $13.14        FILING PARTY:      PENTON MEDIA, INC.
                          ---------                       --------------------
FORM OR REGISTRATION NO.   SC TO-I       DATE FILED:           JULY 26, 2002
                          ---------                       ------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [X]
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         This Amendment No. 3 amends and supplements the Tender Offer Statement of Penton Media, Inc. ("Penton") on Schedule TO, filed with the Securities and Exchange Commission on July 26, 2002 (the "Tender Offer Statement"), relating to the offer by Penton to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of a share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange, dated July 26, 2002, attached to the Tender Offer Statement as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal (including the Form of Election) attached to the Tender Offer Statement as Exhibit (a)(2) (the "Letter of Transmittal" and collectively with the Offer to Exchange, as the Offer to Exchange and the Letter of Transmittal may be amended from time to time, the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

         The Offer expired on August 22, 2002 at 11:59 P.M. Eastern Time, and options to purchase a total of 860,100 shares of Penton's common stock, representing 93.7% of the shares subject to options under Penton's 1998 Equity and Performance Incentive Plan (As Amended and Restated Effective as of March 15, 2001) (the "Option Plan") that were eligible to be tendered, were tendered by employees of Penton and its subsidiaries and accepted for exchange. Penton will grant new options under the Option Plan (the "New Options") to purchase shares of its common stock, in exchange for the options accepted for exchange, subject to the terms and conditions of the Offer. Penton will promptly send to each holder whose options have been accepted for exchange a written confirmation, substantially in the form attached hereto as Exhibit (a)(4). Penton also issued a press release announcing the cancellation of the tendered options, a copy of which is attached hereto as Exhibit (a)(5).

ITEM 12.  EXHIBITS.

         Item 12 to Penton's Schedule TO is hereby amended to add the following exhibits, which are filed with this Amendment No. 3 to Schedule TO:

         (a)(4)   Form of Notice Letter to Employees Who Tendered Eligible
                  Options

         (a)(5)   Press Release Announcing the Cancellation of the Tendered
                  Options



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  August 23, 2002

                                  PENTON MEDIA, INC.


                                  By:   /s/ Preston L. Vice
                                       -----------------------------------------
                                  Name:  Preston L. Vice
                                  Title: Secretary



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                                INDEX TO EXHIBITS

Exhibit Number         Description
--------------         -----------

   (a)(4)              Form of Notice Letter to Employees Who Tendered Eligible
                       Options

   (a)(5)              Press Release Announcing the Cancellation of the Tendered
                       Options



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